FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 1, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF - BRASIL FOODS S.A.

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Announcement to the market

BRF - Brasil Foods S.A. (“BRF”) announces that today priced an international offer of 10 (ten) year bonds in the total amount of US$ 500 million (the “Bonds” and the “Offer”).

The Bonds, due to mature in June 06, 2022, will be issued with a coupon of 5.875% per year (yield to maturity 6.0%), payable semi-annually beginning on December, 06 2012.

The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the Issuer, of BRF and of Sadia and rank pari passu with all other obligations of BRF and Sadia of a similar nature.

BRF intends to use the proceeds of the Offer to extend its debt maturity profile as well as for general corporate purposes.

The Bonds have not been and will not be registered with the Brazilian Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários - CVM) nor under the U.S. Securities Act of 1933, as amended, or the “Securities Act”, and may only offered in the United States of America on the basis of exemption from the applicable registration. The Bonds are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds were submitted for registration on the Luxembourg Stock Exchange for trading on the Euro MTF Market and are subject to approval by the same.

This announcement does not constitute an offer to sell Bonds nor a request for offers to purchase the Bonds, nor should there take place any sale of these Bonds in any state or jurisdiction in which such Offer is prohibited, according to the securities laws of that state or jurisdiction.

São Paulo, may 31, 2012

Leopoldo Viriato Saboya
Chief Financial and Investor Relations Officer
BRF - Brasil Foods S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 1, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director